CONFORMED
                                                                      _________


                       Securities and Exchange Commission
                             Washington, D.C. 20549


                                    FORM 6-K


                            Report of Foreign Issuer
                        Pursuant to Rule 13a-16 Or 15d-16
                                     Of The
                         Securities Exchange Act of 1934


For the month of February 2004


                               BACHOCO INDUSTRIES
                 (Translation of Registrant's name into English)


                          Avenida Tecnologico No. #401
                            38010 Celaya, Guanajuato
                          (Address of principal office)



     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F X  Form 40-F __


     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g-3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes __ No X

     (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82__.)

   Bachoco Announces Its Fourth Quarter and Full Year 2003 Results

    CELAYA, GUANAJUATO, Mexico--(BUSINESS WIRE)--Feb. 20, 2004--Industrias Bachoco S.A. de C.V. ("Bachoco" or "the Company") (NYSE: IBA; BMV: Bachoco UBL), Mexico's leading producer and processor of poultry products, today announced its unaudited results for the fourth quarter and full year ended December 31, 2003. All figures have been prepared in accordance with Mexican GAAP and are stated in constant Mexican pesos as of December 31, 2003.

    Fourth Quarter 2003 Highlights:

    -- Total sales for the quarter reached Ps. 2,766.3 million, an increase of 2.4% compared with the same period of the last year

    --  Chicken sales volume rose 11.8% year-over-year

    -- Table egg sales increased 22.0%, swine sales rose 9.4% while balanced feed sales improved by 5.3% year-over-year

    --  EBITDA reached Ps. 112.5 million

    --  EPS of Ps 0.23 for the quarter, compared to Ps. 0.71 in 4Q02

    Comments from the CEO: Cristobal Mondragon, CEO of Bachoco stated, "This quarter, the Mexican economy continued showing signs of a slowdown.
    "This was also a difficult quarter for the chicken business, our main product line, which was affected by higher feed ingredient costs and oversupply conditions due to the high level of domestic production. Under these conditions we were unable to increase chicken prices thereby causing a difficult quarter for our Company. We expect that the oversupply will be reduced during the first half of 2004 as domestic production returns to more normalized levels.
    "On a positive note, the Company resumed its growth in chicken volume sold due, in part, to our expansion of the Northwest and Peninsula complexes.
    "The results for table eggs, swine and balanced feed improved during the quarter. Mainly we had a significant recovery of our table egg prices during 4Q03 compared to the fourth quarter of 2002. Furthermore, our efforts to improve our product mix yielded favorable results.
    "Overall, our sales rose year-over-year by 2.4% and our growth plans remain on track while we continue maintaining the quality of our products and the best service for our clients.
    "In addition, our financial situation remains strong. We have cash and cash equivalents of Ps. 1,563.3 million and our debt remains at low levels - Ps. 151.1 million - while Capex continues to be financed entirely from resources generated by the Company's operations."

    FOURTH QUARTER 2003 RESULTS

    Net Sales

    Net sales for the quarter reached Ps. 2,766.3 million, an increase of 2.4% compared to Ps. 2,700.2 million reported for 4Q02. This was mainly due to increases of 22% in table egg sales, 9.4% in swine and 5.3% in balanced feed, partially offset by a decline of 0.6% in chicken sales.

----------------------------------------------------------------------
Net Sales by Product Line                         4Q03        4Q02
                                                    %           %
----------------------------------------------------------------------
CHICKEN                                           77.40%      79.78%
----------------------------------------------------------------------
EGGS                                              11.98%      10.07%
----------------------------------------------------------------------
BALANCED FEED                                      7.13%       6.93%
----------------------------------------------------------------------
SWINE AND OTHER LINES                              3.49%       3.23%
----------------------------------------------------------------------
TOTAL COMPANY                                       100%        100%
----------------------------------------------------------------------

    Operating Results

    Bachoco's gross margin was 15.4% in 4Q03, compared to 23.1% in 4Q02, mainly as a result of a reduction in gross margin of our chicken line. The Company's operating margin was 0.7%, compared to 9.4% in the fourth quarter of 2002. EBITDA during the quarter reached Ps. 112.1 million.

    Taxes

    The taxes recognized by the Company were Ps. 0.942 million, which includes a net positive effect of 23.1 million as per Bulletin E-1.

    Net Income

    Net income for the three-month period ended December 31, 2003 was Ps. 70.2 million. Earnings per share were Ps. 0.23 compared to Ps.
0.71 reported for the same period in 2002.

    RESULTS BY BUSINESS SEGMENT

    Chicken

    Volume of chicken sold during the quarter increased 11.8% with respect to the same quarter of last year. Chicken prices suffered a reduction of 11.1% as a result of an excess supply stemming from domestic production and the continued weakness of the Mexican economy, which affected the purchasing power of consumers. Therefore, it was not possible to pass on the increases in unit costs, caused by higher feed ingredient costs experienced during the quarter, to final prices.

    Table Eggs

    Table egg sales increased by 22.0%, as a result of a significant price recovery of 25.4% when compared to 2003 prices, due to a more stable supply of this product in the market. Gross profit increased significantly, by 145.2%, in this business line. Bachoco continues to work on improving its sales mix by introducing packaged products with high brand identification.

    Balanced Feed

    Sales of balanced feed had an increase of 5.3% with respect to the same quarter of last year, due to a price increase. Prices and unit costs increased mainly as a result of higher raw material prices. The gross margin also improved.

    Swine and Other Lines

    Sales of swine rose 5.3% as a result of a 26.3% price increase partially offset by a decline in volume of 13.4%.

    FULL YEAR 2003 RESULTS

    Net Sales

    Net sales for the full year 2003 reached Ps. 10,699.2 million, a slight reduction of 0.7% compared to Ps. 10,769.2 million reported for 2002. This was mainly due to sales increases of 17.9% in table eggs, 1.1% in swine and 2.2% in balanced feed, offset by declines of 4.2% in chicken sales.

----------------------------------------------------------------------
Net Sales by Product Line                    FULL YEAR     FULL YEAR
                                               2004          2003
----------------------------------------------------------------------
CHICKEN                                       78.03%        80.89%
----------------------------------------------------------------------
EGGS                                          11.19%         9.43%
----------------------------------------------------------------------
BALANCED FEED                                  7.07%         6.88%
----------------------------------------------------------------------
SWINE AND OTHER LINES                          3.71%         2.80%
----------------------------------------------------------------------
TOTAL COMPANY                                   100%          100%
----------------------------------------------------------------------

    Operating Results

    Bachoco's gross margin reached 19.1% for full year 2003, compared to 26.1% in 2002, mainly due to increases in unit costs of our main product lines, which resulted from price increases in raw materials, as well as the slight decline in volume of chicken, swine and balance feed. Consequently, the Company's operating margin was 4.4% compared to 12.28% in 2002. EBITDA during the year reached Ps. 829.3 million.

    Taxes

    The taxes recognized by the Company for the full year were Ps.
93.2 million, which includes a positive effect of Bulletin E-1 in the amount of Ps. 55.6 million.

    Net Income

    Net income for the full year ended December 31, 2003, was Ps.
543.4 million. Earnings per share reached Ps. 1.82, compared to Ps.
4.50 reported for 2002.

    Balance Sheet

    The Company maintained a healthy financial position at the end of the year 2003. Liquidity remained solid with cash and cash equivalents of Ps. 1,563.3 million as of December 31, 2003. Debt was reduced from Ps. 198.6 million as of December 31, 2002 to Ps. 151.1 million as of December 31, 2003.
    The current ratio reached 5.6x compared to 1.0x. Capex during the year was Ps. 586.0 million, financed entirely from resources generated by the operations.

    Company Description

    Industrias Bachoco S.A. de C.V. is Mexico's leading producer and processor of poultry products with over 700 production and distribution facilities throughout the country. The Company is also Mexico's third largest producer of table eggs. It sells swine to meat packers for the production of pork products and is an important player in the balanced feed industry. The Company posted net sales of Ps. 10,699.2 million for fiscal 2003 divided among the Company's four main product lines as follows: 80.89% chicken and chicken-related products, 6.87% balanced feed, 9.43% table eggs, and 2.80% swine and other lines.
    Industrias Bachoco's shares are listed on the Mexican Stock Exchange and its American Depositary Shares (ADS) are listed on the New York Stock Exchange. One ADS represents six units each consisting of one Series B and one Series L Share. For more information, please visit Bachoco's website at http://www.bachoco.com.mx.

    This press release contains certain forward-looking statements that are subject to a number of uncertainties, assumptions and risk factors that may influence its accuracy. Actual results may differ. Factors that could cause these projections to differ, include, but are not limited to: supply and demand, industry competition, environmental risks, economic and financial market conditions in Mexico and operating cost estimates. For more information regarding Bachoco and its outlook, please contact the Company's Investor Relations Department.

INDUSTRIAS BACHOCO, S.A. DE C.V. AND SUBSIDIARIES
CONSOLIDATED INCOME STATEMENT
(millions of constant pesos as of December 31, 2003, and millions of
 U.S. dollars, except per share data)
----------------------------------------------------------------------
                             4Q03       4Q02         12M03      12M02
                       US$ (1)   Ps.     Ps.    US$ (1)  Ps.     Ps.
----------------------------------------------------------------------
Net Sales                 246   2,766   2,700     952  10,699  10,769

Cost of Sales             208   2,339   2,078     770   8,659   7,957

Gross Profit               38     427     623     181   2,040   2,812

Selling, General and
 Administrative
 Expenses                  36     408     368     139   1,568   1,489

Operating Income            2      19     255      42     472   1,323

Comprehensive Financing
 Cost (Income)
  Interest Expense
   (Income)                (1)    (10)    (24)    (12)   (129)    (80)
  Foreign Exchange Loss
   (gain)                  (3)    (34)     (9)     (6)    (63)    (43)
  Gain from Monetary
   Position                 0       3       5       1      16       0
Total                      (4)    (41)    (27)    (16)   (176)   (122)

Other Income Net            1      13      (8)     (1)    (11)    (15)

Income before
 Provisions for Income
 Tax, Employee profit
 Sharing and Minority
 Interest                   6      73     274      57     637   1,430

Provisions for:
  Asset Tax                (1)    (12)    (12)     (4)    (44)    (51)
  Employee Profit
   Sharing                  -       -       -       -       -       -
  Deferred Income Taxes    (1)    (12)    (48)     (9)   (101)    (36)

Income before Minority
 Interest                   4      49     214      44     492   1,342

Minority Interest          (0)     (2)     (1)     (0)     (4)     (2)

Net Income                  4      47     212      43     488   1,340
Effects of Bulletin E-1     2      23       0       5      56       0
Net income after
 Bulletin e-1               6      70     212      48     543   1,340
Weighted Average Units
 Out. (000)           299,874 299,874 297,848 298,557 298,557 297,886

Net Income per Unit      0.02    0.23    0.71    0.16    1.82    4.50
Dividend per Unit           -       -       -    0.09    1.02    0.96
----------------------------------------------------------------------

(1) Peso amounts have been translated into U.S. dollars, solely for the convenience of the reader, at the rate of Ps. 11.242 per U.S. dollar, the noon buying rate at December 31, 2003.

INDUSTRIAS BACHOCO, S.A. DE C.V. AND SUBSIDIARIES
CASH FLOW STATEMENT
(millions of constant pesos as of December 31, 2003, and millions of
U.S. dollars)
----------------------------------------------------------------------
                                            December 31,  December 31,
                                                2003          2002
                                            US$(1)  Ps.        Ps.
----------------------------------------------------------------------
OPERATING ACTIVITIES:
 Net Income                                   48   543        1,340
 Adjustments to Reconcile Net Income to
  Resources Provided by Operating
  Activities:
Depreciation and Others                       32   357          329
Changes in Operating Assets and Liabilities  (21) (238)        (287)
Deferred Income Taxes                          5    56          (63)
RESOURCES PROVIDED BY OPERATING ACTIVITIES    64   719        1,320

FINANCING ACTIVITIES:
 Increase of Capital Stock                     0     0            0
 Proceeds from Long-term Debt                 (3)  (39)          30
 Proceeds from Short-term Debt                 7    73           64
 Repayment of Long-term Debt and Notes
  Payable                                    (14) (152)        (203)
 Decrease in Long-term Debt in Constant
  Pesos                                        6    70          (26)
 Cash Dividends Paid                         (27) (305)        (289)
 Others                                        0     1           (0)
RESOURCES PROVIDED BY (USED IN) FINANCING    (31) (351)        (425)

INVESTING ACTIVITIES:
 Acquisition of Property, Plant and
  Equipment                                  (54) (586)        (440)
 Minority Interest                             0     2           (1)
 Others                                        1    17           24
RESOURCES USED IN INVESTING ACTIVITIES       (53) (568)        (417)

NET (DECREASE) INCREASE IN CASH AND CASH
 EQUIVALENTS                                 (20) (200)         478

CASH AND CASH EQUIVALENTS AT BEGINNING OF
 PERIOD                                      157 1,763        1,286

CASH AND CASH EQUIVALENTS AT END OF PERIOD   137 1,563        1,763
----------------------------------------------------------------------

(1) Peso amounts have been translated in to U.S. dollars, solely for the convenience of the reader, at the rate of Ps. 11.242 per U.S. dollar, the noon buying rate at December 31, 2003.

INDUSTRIAS BACHOCO, S.A. DE C.V. AND SUBSIDIARIES
Consolidated Condensed Balance Sheets
(millions of constant pesos as of December 31, 2003, and millions of
 U.S. dollars, except per share data)
----------------------------------------------------------------------
                                            September 30, December 31,
                                                2003          2002
                                           US$(1)   Ps.       Ps.
----------------------------------------------------------------------
ASSETS:
Current Assets
  Cash and Cash Equivalents                   139  1,563     1,763
  Accounts Receivable less Allowance for
   Doubtful Accounts                           34    378       396
  Inventories                                 209  2,345     1,793
  Other Current Assets                         20    230       336
Total Current Assets                          402  4,516     4,288
Non-Current Assets:
  Net Property, Plant and Equipment           686  7,714     7,416
  Other Non Current Assets                     31    348       321
 Total Non Current Assets                     717  8,061     7,736
TOTAL ASSETS                                1,119 12,578    12,024

LIABILITIES:
 Current Liabilities:
  Notes Payable to Banks                        5     58       122
  Trade Accounts Payable                       54    610       273
  Other Accrued Liabilities                    12    139       155
Total Current Liabilities                      72    808       551
 Long-Term Liabilities:
  Long-Term Debt                                8     93        76
  Labor Obligations                             4     45        30
  Deferred Income Taxes                       140  1,573     1,517
Total Long-Term Liabilities                   152  1,711     1,623
TOTAL LIABILITIES                             224  2,519     2,174

STOCKHOLDERS' EQUITY:
 Capital stock                                174  1,956     1,954
 Premium in Public Offering of Shares          47    523       555
 Retained Earnings                            964 10,839     9,606
 Net Income for the Year                       48    543     1,537
 Deficit from Restatement of Stockholders'
  Equity                                     (257)(2,890)   (2,812)
 Reserve for Repurchase of Shares              22    249       173
 Minimum Seniority Premium Liability
  Adjustment                                    0      0        (1)
 Effect of Deferred Income Taxes             (107)(1,206)   (1,206)
Total Majority Stockholder's Equity           891 10,014     9,808
Minority Interest                               4     45        43
TOTAL STOCKHOLDERS' EQUITY                    895 10,059     9,851

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY  1,119 12,578    12,024
----------------------------------------------------------------------

(1) Peso amounts have been translated into U.S. dollars, solely for the convenience of the reader, at the rate of Ps. 11.242 per U.S. dollar, the noon buying rate at December 31, 2003.

    CONTACT: IR Contacts:
             In Mexico:
             Industrias Bachoco S.A. de C.V.
             Cristobal Mondragon, 011-52-461-618-3555
              OR
             Maria Appendini, 011-52-461-618-3555
             maria.appendini@bachoco.net
             www.bachoco.com.mx
              OR
             In New York:
             i-advize Corporate Communications
             Melanie Carpenter/Maria Barona, 212-406-3692 bachoco@i-advize.com

                                   SIGNATURES



     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                Industrias Bachoco, S.A. de C.V.
                                                        (Registrant)




     Date: February 20, 2004                 By:    /s/ CP Daniel Salazar Ferrer
                                                    ____________________________
                                              Name: CP Daniel Salazar Ferrer
                                             Title: Financial Director